

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Ron Honig
General Counsel
EyePoint Pharmaceuticals, Inc.
480 Pleasant Street
Watertown, MA 02472

>   **Re: EyePoint Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 12, 2021**
>   **File No. 333-253053**

Dear Mr. Honig:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Nicolai